Exhibit 99.1

SaverOne Expands Global Patent Portfolio with New European Patent Advancing its RF-Based Vehicle Safety Platform

This 15th granted patent reflects SaverOne’s technological leadership in identifying and managing mobile communication activity inside vehicles

Petah Tikvah, Israel, March 16, 2026 (GLOBE NEWSWIRE) -- SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company specializing in advanced transportation safety and RF-based solutions, is pleased to announce that the European Patent Office (EPO) has granted the Company a new European patent (#EP4218305), entitled “A System Method and Unit to Scan Communication Channels.”

The newly granted patent covers a method and system for scanning communication channels inside an enclosed space, such as a vehicle cabin, where there may be multiple mobile phones transmitting at the same time. The method allows a receiver to scan the detected frequencies, analyze the signals and set a dynamic priority order, so that more active channels are scanned more frequently. This technology improves SaverOne’s ability to monitor mobile device activity inside the vehicle cabin, helping to further strengthen its driver distraction prevention capabilities.

With this new patent, SaverOne’s IP portfolio now includes 23 patents of which 15 have been granted across multiple jurisdictions and 8 remaining pending. SaverOne’s patents cover key markets including the United States, Europe, Israel, China, and the United Kingdom, supporting the Company’s strategic vision for global commercialization.

Ori Gilboa, CEO of SaverOne, stated, “We are pleased to announce the receipt of this new European patent, further expanding SaverOne’s IP portfolio. It very much reflects the strength of our internal R&D capabilities and our ability to develop differentiated technologies with commercial potential. Our success in securing new patents demonstrates SaverOne’s technological leadership and underscore the long-term value of our innovation.”

About SaverOne

SaverOne is a technology company that designs, develops, and commercializes OEM and aftermarket solutions and technologies to lower the risk of and prevent vehicle accidents.

SaverOne’s advanced solutions for saving lives on the road are powered by a patented AI technology that detects, locates and analyzes cell phone RF signals. The combination of proprietary hardware, software and algorithms serves as a blueprint for our innovative product lines.

SaverOne’s initial product line is a suite of solutions that saves lives by preventing car accidents resulting from distraction from using mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release include, but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives and expectations for its business, growth, the impact of trends on and interest in its business, intellectual property or product and its future results, operations and financial performance and condition and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of SaverOne’s technology to substantially improve the safety of drivers and pedestrians; SaverOne’s ability to protect its patented technology from infringement by third parties; SaverOne’s planned level of revenues and capital expenditures and its ability to continue as a going concern; SaverOne’s ability to maintain its listing on the Nasdaq Capital Market; SaverOne’s intention to advance its technologies and commercialization efforts in Europe and globally; SaverOne’s plan to seek additional patent, trademark and other intellectual property rights for products and technologies in the United States and internationally, as well as its ability to maintain and protect the validity of currently held intellectual property rights; SaverOne’s expectations regarding future changes in its cost of revenues and operating expenses; SaverOne’s expectations regarding its tax classifications; interpretations of current laws and the passage of future laws; acceptance of its business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and its belief that it will maintain good relations with all employees; a resurgence of the COVID-19 pandemic and its impact on business and industry; as well as other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2025 and in subsequent filings with the SEC. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com